Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

All the companies listed below are included in the company's consolidated financial statements. Except as otherwise indicated below, the Company has 100% direct or indirect ownership of, and ultimate voting control in, each of these companies. The list is as of December 31, 2020 and excludes subsidiaries which are primarily inactive or taken singly, or as a group, do not constitute significant subsidiaries:

	State or Province	Percentage
Subsidiary	of Incorporation	Owned
Unit Drilling Company	Oklahoma	100%
Unit Petroleum Company	Oklahoma	100%
Superior Pipeline Company, L.L.C.	Oklahoma	50%